SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated October 11, 2011.

Document 1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

For Immediate Release	October 11, 2011

Crystallex Announces Proposed Private Placement to Raise up to US$120 Million

TORONTO, ONTARIO, October 11, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) is pleased to announce that a wholly-owned subsidiary (the “Issuer”) proposes to complete a best efforts private placement offering (the “Offering”) of up to 120,000 units (the “Units”) at a price of US$1,000 per Unit for aggregate proceeds of up to US$120 million.  Each Unit will consist of one face value US$1,000 principal amount senior secured note (the ‘‘Notes’’) bearing simple interest at a rate per annum to be determined payable on maturity or redemption and one contingent value right (the ‘‘CVRs’’).  The initial maturity date of the Notes will be five years following the date of issue, subject to extension in certain circumstances. The obligations under the Notes and CVRs will be secured by the Issuer and guaranteed by the Company.  Macquarie Capital (USA) Inc., GMP Securities L.P. and Byron Capital Markets Ltd. are acting as co-lead agents for the Offering.

The CVRs will be a contractual right to receive one or more payments, each of which is contingent upon receipt of funds (a “CVR Payment Event”) by Crystallex pursuant to either an award or settlement (in each case, an “Award or Settlement”) in respect to the arbitration between Crystallex and the government of Venezuela relating to the Las Cristinas gold project in Venezuela (the “Arbitration”).  Each CVR will represent a right to receive a pro rata interest in a cash payment (a “CVR Payment”) equal to a percentage (to be determined) of the applicable Award or Settlement, after deducting certain costs and expenses including applicable taxes, costs relating to the Arbitration and an amount equal to the principal amount of the Notes plus accrued interest.  If a CVR Payment Event occurs prior to the date that is five years following the date of issue of the Units, the Notes will be cash collateralized and accrued interest will then be due and payable to the holders of the Notes to the extent of the available cash. Immediately following the cash collateralization of the Notes and the payment of all accrued interest thereon, the interest rate per annum on the Notes will be reduced to equal the yield earned on the cash collateral. On payment in full of all required CVR Payments, the Notes will be redeemed at a redemption price equal to the principal amount of the Notes plus accrued and unpaid interest.

The net aggregate proceeds of the Offering will principally be used (i) to repay in full the US$100 million principal amount outstanding with respect to Crystallex’s 9.375% senior unsecured notes due December 23, 2011 and any accrued and unpaid interest thereon; and (ii) for certain general and corporate purposes of the Company and the Issuer.

The completion of the Offering is subject to, among other things, the receipt of all regulatory approvals and consents as are necessary or appropriate in the circumstances prior to the closing of the Offering and the entering into of a formal agency agreement among Crystallex, the Issuer and the agents.  Closing of the Offering is expected to occur on or about October 28, 2011, or such later date as agreed among the parties.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from such registration requirements. This Press Release is not an offer of securities for sale in the United States.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. The Company continues to evaluate mining projects in which it can bring additional expertise to create value for the participants.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company and its subsidiaries, constitute forward-looking statements. The words “will”, “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements. See “Risk Factors” section of the Company’s MD&A.  Forward-looking statements include, among other things, statements regarding the proposed terms of the Notes and the CVRs.  Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	October 11, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President